Warsaw, 2005-01-10

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

Ref.: 82-5025

05005405

Dear Sirs,

Please find enclosed the text of the Current report no 1/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
JAN 27 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 4 2005
WASH. D.C. 202

Current report no 1/2005

The Management Board of Orbis S.A. hereby informs about the receipt of information from a subsidiary company Orbis Transport Sp. z o.o. on taking up of shares in the increased share capital of the company "PKS Gdańsk" Sp. z o.o. with its corporate seat in Gdańsk, constituting 99.4% of the increased share capital of that company, in which ORBIS Transport Sp. z o.o. now holds 100% of the share capital.

Acquisition of 18,000 shares having a nominal value of PLN 500 each worth jointly PLN 9 million took place on December 31, 2004, pursuant to a resolution of an Extraordinary General Meeting of Shareholders of PKS Gdańsk Sp. z o.o. dated December 8, 2004, on increase of the share capital by PLN 9 million by issuing 18,000 new shares and alloting all the newly issued shares to be taken up by the sole shareholder Orbis Transport Sp. z o.o. The shares have been taken up and paid up on December 31, 2004, by way of an in-kind contribution having the form of a business enterprise as defined in Article 55 (1) of the Polish Civil Code worth PLN 9 million, acquired by Orbis Transport Sp. z o.o. on December 7, 2004 from the State Treasury, which remained in the possession of the state vehicle communication company Przedsiębiorstwo Państwowej Komunikacji Samochodowej in Gdańsk until the moment of its acquisition. Transfer of the enterprise, comprising in particular the title to perpetual usufruct of 2 plots of land in Gdańsk and 4 plots of land in Kartuzy having a total area of 4,66,76 hectare along with the ownership title to buildings and constructions located thereon, as well as the remaining assets and liabilities to PKS Gdańsk Sp. z o.o. took place on December 7, 2004.

The acquisition price of the above-mentioned shares totals PLN 9 million and is equivalent to their value reported in the accounting books of Orbis Transport Sp. z o.o.

The acquired shares are held by Orbis Transport Sp. z o.o. as long-term investment.

These assets have been considered assets of major value on the basis of § 2.3 of the Regulation of the Council of Ministers dated October 16, 2001 concerning current and periodical information to be reported by securities' issuers in connection with § 2.1.41 thereof.

Orbis S.A. holds 98.30 % share in the share capital of ORBIS Transport Sp. z o.o. and the equivalent percentage of the total number of votes at the General Meeting of Shareholders. Two of persons managing Orbis S.A. are shareholders of ORBIS Transport Sp. z o.o., but none of persons supervising the issuer is a shareholder of ORBIS Transport Sp. z o.o. Moreover, one of persons managing Orbis S.A. is a member of and chairs a supervising body of ORBIS Transport Sp. z o.o.